(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB NUMBER: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response: 2.50

SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Radiologix, Inc.
Full Name of Registrant

American Physician Partners, Inc.
Former Name if Applicable

3600 JPMorganChase Tower 2200 Ross Ave.
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

In response to a comment letter that the Company received from the Staff of the Securities and Exchange Commission (the “SEC”) in connection with a customary review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, (the “Annual Report”), the Company has reevaluated the accounting treatment of the Presgar equipment lease financing arrangement (the “PresGar Transaction”) acquired on October 31, 2004 for $13.9 million. As a result, on March 7, 2006, the Company, in consultation with its independent registered public accounting firm, Ernst & Young (“E&Y”), determined that the Company’s financial statements in the Annual Report should be restated. The restatement relates to the accounting treatment of the PresGar Transaction, which contained a long-term right to provide certain MRI systems to a Radiologix subsidiary in Rochester, New York. The PresGar Transaction was capitalized as an intangible asset and amortized on a straight line basis over the remaining length of the management services agreement with The Ide Group, P.C., (the physician group in Rochester, New York). The Company and E&Y have determined that the PresGar Transaction should have been accounted for as a contractual termination and expensed in the fourth quarter of 2004. As a result of this determination, the Company will be restating its financial statements in the Annual Report and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005 (the “Quarterly Reports”). The financial statements in the Company’s Annual Report and Quarterly Reports should no longer be relied upon.

The filing of the Company’s Form 10-K for the year ended December 31, 2005 will be delayed until the Company’s amended Annual Report and Quarterly Reports containing the restated financial statements have been filed with the SEC.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael N. Murdock	(214)	303-2717
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the attached Press Release, dated March 9, 2006, which announced the Company’s results of operations for the fourth quarter and fiscal year ended December 31, 2005 and explains the changes in the results of operations from the fiscal year ended December 31, 2004. This Press Release was filed with the Securities and Exchange Commission in a Form 8-K on March 10, 2006.

Radiologix, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2006	By:	/s/ Michael L. Silhol
Michael L. Silhol Senior Vice President, General Counsel & Secretary

Press Release

Contact:	Paul R. Streiber	FOR RELEASE
	Investor Relations	March 9, 2006
	(214) 303-2702	6:00 AM CT
paul.streiber@radiologix.com

RADIOLOGIX, INC. REPORTS FOURTH QUARTER AND FYE 2005 RESULTS

DALLAS, Mar. 9 — Radiologix, Inc. (Amex: RGX), a leading national provider of diagnostic imaging services, today announced financial results for its fourth quarter and fiscal year ended (“FYE”) December 31, 2005. Radiologix also announced that it is restating the financial statements for FYE December 31, 2004 and the nine months ended September 30, 2005, as discussed below.

Select Financial Information

	For the Three Months Ended December 31,		For the Year Ended December 31,
(in thousands of dollars)	2005	2004	2005	2004
Service fee revenue	$62,120	$55,425	$251,440	$251,291
Service fee revenue excluding terminated operations	$62,120	$54,140	$250,472	$239,393

EBITDA from continuing operations[1]	$10,602	$11,008	$45,455	$46,060
EBITDA from continuing operations excluding terminated operations[1]	$10,727	$10,203	$45,366	$41,976

Net loss	$(3,080)	$(21,653)	$(1,531)	$(31,855)
Loss from continuing operations	$(2,559)	$(20,641)	$(400)	$(24,153)
Loss from continuing operations excluding terminated operations[1]	$(2,433)	$(20,744)	$(317)	$(24,127)

[1]	As defined and reconciled below

Fourth Quarter 2005 Results

For the fourth quarter ended December 31, 2005, service fee revenue was $62.1 million, compared to $55.4 million for the fourth quarter 2004. Radiologix incurred a net loss of $3.1 million, or $0.14 per diluted share, compared to a net loss of $21.7 million or $0.99 per diluted share for the fourth quarter 2004.

•	Service fee revenue excluding terminated operations was $62.1 million, compared to $54.1 million for the fourth quarter 2004. Fourth quarter 2004 and FYE 2004 results reflect a $9.1 million increase to contractual adjustments, resulting in a corresponding decrease in service fee revenue and accounts receivable. $0.7 million of the $9.1 million is included in terminated operations. Excluding the fourth quarter 2004 $9.1 million reduction, service fee revenue excluding terminated operations for the fourth quarter 2005 was $62.1 million, compared to $62.5 million for the fourth quarter 2004.

•	Loss from continuing operations was $2.6 million, compared to a loss from continuing operations of $20.6 million for the fourth quarter 2004.

Radiologix, Inc. Reports Fourth Quarter and FYE 2005 Results

March 9, 2006

•	Loss from continuing operations, excluding terminated operations was $2.4 million, compared to a loss of $20.7 million for the fourth quarter 2004.

•	EBITDA was $10.6 million, compared to $11.0 million for the fourth quarter 2004.

•	EBITDA excluding terminated operations was $10.7 million, compared to $10.2 million for the fourth quarter 2004.

FYE 2005 Results

For the fiscal year ended December 31, 2005, service fee revenue was $251.4 million, compared to $251.3 million for fiscal year 2004. Radiologix incurred a net loss of $1.5 million, or $0.07 per diluted share, compared to a net loss of $31.9 million or $1.46 per diluted share for fiscal year 2004.

•	Service fee revenue excluding terminated operations was $250.5 million, compared to $239.4 million for the year ended December 31, 2004. Excluding the fourth quarter 2004 $9.1 million reduction, service fee revenue excluding terminated operations for the year ended December 31, 2005 was $250.5 million compared to $247.8 million in 2004.

•	Loss from continuing operations was $0.4 million, compared to a loss of $24.2 million for FYE 2004.

•	Loss from continuing operations excluding terminated operations was $0.3 million, compared to a loss of $24.1 million for FYE 2004.

•	EBITDA was $45.5 million, compared to $46.1 million for FYE 2004.

•	EBITDA excluding terminated operations, grew 8.1% to $45.4 million, compared to $42.0 million for FYE 2004.

Restated 2004 Results

As part of its normal review cycle, the Securities and Exchange Commission (SEC) sent Radiologix a comment letter concerning its Form 10-K for the year ended December 31, 2004. The Company had discussions with the SEC concerning the accounting treatment of the PresGar equipment lease contract acquired on October 31, 2004, for $13.9 million. Upon our further review of the transaction, we determined that the $13.9 million should not have been capitalized as an intangible asset but should have been expensed as a lease termination.

Radiologix, Inc. Reports Fourth Quarter and FYE 2005 Results

March 9, 2006

Under the equipment lease contract, PresGar Companies, LLC had acquired a long-term perpetual right to provide certain MRI systems to a Radiologix subsidiary in Rochester, New York (and the obligation to service the equipment and replace that equipment as it became obsolete) and to charge Radiologix, under a sublease, usage-based rent on these pieces of equipment. The retirement of the equipment lease contract eliminated expenses that previously varied based on volume resulting in incremental reductions in equipment lease expense as volume increased. Radiologix estimated that this transaction would reduce operating expenses (excluding depreciation and amortization) by $4.8 million annually. The transaction increased the value of the management services agreement with the Ide Group, P.C. (the physician group in Rochester, New York).

Neither Radiologix nor any of its subsidiaries or affiliates are a party to any similar equipment lease contracts.

The impact of the restatement to the financial statements is as follows: In 2004, operating expenses increase by $13.9 million, depreciation and amortization expense decreases by $0.1 million and net loss increases by $13.8 million. In 2005, depreciation and amortization expense decreases by $0.8 million and net loss decreases by $0.8 million. The financial information contained in this press release reflect these restated amounts.

Due to the restatement of the 2004 Form 10-K, the filing of Radiologix’s Form 10-K for the year ended December 31, 2005 may be delayed. The Form 10-K filing deadline is March 16, 2006, and an automatic fifteen-day extension period is available.

Charges

Radiologix recorded the following pre-tax charges to continuing operations during 2005:

•	$2.2 million for impairment related to the write-off of the remaining goodwill on imaging centers operated by Radiologix’s Questar subsidiary;

•	$557,000 to record compensation expense for restricted stock awards outstanding; and

•	$670,000 for severance and other related costs in the fourth quarter of 2005.

Income Taxes

Due to losses for the last three years, it is uncertain if our deferred tax assets will be realized. Valuation allowances for net deferred tax assets were recorded in the fourth quarter of 2005. The tax provision of $0.7 million for the year ended December 31, 2005, is for state income taxes and federal alternative minimum tax. No federal or state tax benefits were recorded for the full year 2005. Tax benefits, which had been recorded for the nine months ended September 30, 2005, were reversed in the fourth quarter of 2005.

Radiologix, Inc. Reports Fourth Quarter and FYE 2005 Results

March 9, 2006

Balance Sheet

Cash and cash equivalents were $36.0 million at December 31, 2005, compared to $34.1 million at December 31, 2004, primarily reflecting continued strong cash collections in 2005.

Net debt (total debt less cash and cash equivalents and restricted cash) was $128.7 million at December 31, 2005, compared to net debt of $130.9 million at December 31, 2004. Total debt at December 31, 2005 was $170.3 million, compared to total debt of $170.5 million at December 31, 2004.

Days sales outstanding (DSOs) was 48 days for December 31, 2005 and December 31, 2004.

Sarbanes-Oxley 404

As noted in our 2004 Form 10-K, subsequent to December 31, 2004, but prior to the finalization of our 2004 consolidated financial statements, Radiologix placed into operation new controls to address the material weakness we identified in our accounts receivable estimation process. These new controls include a retrospective collection analysis that matches cash collections to billed charges by month of service.

We believe these new controls have remediated the material weakness that existed as of December 31, 2004, and that these controls operated effectively during the twelve months ended December 31, 2005.

Regulation G: GAAP and Non-GAAP Financial Information

This release contains certain financial information not derived in accordance with GAAP. Radiologix uses both GAAP and non-GAAP metrics to measure its financial results. We believe that, in addition to GAAP metrics, these non-GAAP metrics assist Radiologix in measuring its cash-based performance.

Radiologix believes this information is useful to investors and other interested parties because it removes unusual and nonrecurring charges that occur in the affected period and provides a basis for measuring the Company’s financial condition against other quarters.

Radiologix, Inc. Reports Fourth Quarter and FYE 2005 Results

March 9, 2006

As Radiologix has historically reported non-GAAP results to the investment community, management also believes the inclusion of non-GAAP measures provides consistency in its financial reporting.

Such information should not be considered as a substitute for any measures calculated in accordance with GAAP, and may not be comparable to other similarly titled measures of other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Reconciliation of this information to the most comparable GAAP measures is included in this release in the tables below.

Income from continuing operations is defined as income from continuing operations calculated in accordance with GAAP.

Income from continuing operations excluding terminated operations is defined as income from continuing operations, excluding terminated San Antonio and certain Mid-Atlantic operations.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization, each from continuing operations, plus restricted stock compensation expense, and is reconciled to its nearest comparable GAAP financial measure.

EBITDA from continuing operations excluding terminated operations, is defined as EBITDA, excluding terminated San Antonio and certain Mid-Atlantic operations.

EBITDA and EBITDA from continuing operations excluding terminated operations are non-GAAP financial measures used as analytical indicators by Radiologix management and the healthcare industry to assess business performance. They also serve as measures of leverage capacity and ability to service debt.

EBITDA and EBITDA from continuing operations excluding terminated operations should not be considered measures of financial performance under GAAP, and the items excluded from EBITDA and EBITDA from continuing operations excluding terminated operations should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity.

Radiologix, Inc. Reports Fourth Quarter and FYE 2005 Results

March 9, 2006

As EBITDA and EBITDA from continuing operations excluding terminated operations are not measurements determined in accordance with GAAP and are therefore susceptible to varying methods of calculation, these metrics, as presented, may not be comparable to other similarly titled measures of other companies.

Conference Call

In connection with this press release, you are invited to listen to our conference call with Sami S. Abbasi, president and chief executive officer, and Michael N. Murdock, senior vice president and chief financial officer, on Thursday, March 9, 2006, at 8:00 a.m. Central Time / 9:00 a.m. Eastern Time.

You may access the call by dialing (800) 289-0494 and entering code 6904462. A replay of the call will be available by dialing (888) 203-1112 and entering code 6904462.

In addition, the conference call will be broadcast live over the Internet. You may listen to the call via the Internet by navigating to Radiologix’s Web site (http://www.radiologix.com) and from the “Investor Relations” drop-down menu, click on “Conference Calls & Presentations.”

If you are unable to participate during the live Webcast, the Fourth Quarter and FYE 2005 Results Conference Call will be archived on Radiologix’s Web site (http://www.radiologix.com). To access the replay, from the “Investor Relations” drop-down menu, click on “Conference Calls & Presentations.”

About Radiologix

Radiologix (http://www.radiologix.com) is a leading national provider of diagnostic imaging services, owning and operating multi-modality diagnostic imaging centers that use advanced imaging technologies such as positron emission tomography (PET), magnetic resonance imaging (MRI), computed tomography (CT) and nuclear medicine, as well as x-ray, general radiography, mammography, ultrasound and fluoroscopy. The diagnostic images created, and the radiology reports based on these images, enable more accurate diagnosis and more efficient management of illness for ordering physicians. Radiologix owned or operated 72 diagnostic imaging centers located in 7 states as of December 31, 2005.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include words such as “may,” “will,” “would,” “could,” “likely,” “estimate,” “intend,” “plan,” “continue,” “believe,” “expect” or “anticipate” and other similar words, and include all discussions about our acquisition and development plans. We do not guarantee that the events described in this press release will occur as described, or that any positive trends noted in this press release will continue.

Radiologix, Inc. Reports Fourth Quarter and FYE 2005 Results

March 9, 2006

These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in, or suggested by, such forward-looking statements are reasonable, we may not achieve such plans or objectives. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this press release. You should read this press release completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

Specific factors that might cause actual results to differ from our expectations include, but are not limited to:

•	economic, demographic, business and other conditions in our markets;

•	the highly competitive nature of the healthcare business;

•	changes in patient referral patterns;

•	changes in the rates or methods of third-party reimbursement for diagnostic imaging services;

•	changes in our contracts with radiology practice groups;

•	changes in the number of radiologists operating in our contracted radiology practice groups;

•	the ability to recruit and retain technologists;

•	the availability of additional capital to fund capital expenditure requirements;

•	lawsuits against Radiologix and our contracted radiology practice groups;

•	changes in operating margins, particularly changes due to our managed care contracts and capitated fee arrangements;

•	failure by Radiologix to comply with state and federal anti-kickback and anti-self referral laws or any other applicable healthcare regulations;

•	changes in business strategy and development plans;

•	changes in federal, state or local regulations affecting the healthcare industry;

•	our indebtedness, debt service requirements and liquidity constraints;

•	risks related to our Senior Notes and healthcare securities generally;

•	interruption of operations due to severe weather or other extraordinary events; and

•	charges for unusual or infrequent (non-recurring) matters.

A more comprehensive list of such factors is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, and our other filings with the Securities and Exchange Commission.

Any forward-looking statement speaks only as of the date on which such statement is made. The information in this press release is as of March 9, 2006. Radiologix undertakes no obligation to update any forward-looking statement or statements to reflect new events or circumstances or future developments.

Radiologix, Inc. Reports Fourth Quarter and FYE 2005 Results

March 9, 2006

Radiologix, Inc.

Consolidated Balance Sheets

(In thousands)

	December 31,
	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,004	$34,084
Restricted cash	5,662	5,539
Accounts receivable, net of allowances	40,815	44,197
Due from affiliates	1,737	2,404
Federal and state income tax receivable	6,189	3,905
Assets held for sale	—	305
Other current assets	5,491	6,621

Total current assets	95,898	97,055
Property and equipment, net	67,965	58,627
Investments in joint ventures	10,597	8,137
Goodwill	—	2,241
Intangible assets, net	54,050	57,381
Deferred financing costs, net	4,942	6,591
Deferred income taxes	—	8,892
Other assets	1,076	1,328

Total assets	$234,528	$240,252

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and other accrued expenses	$10,158	$11,343
Accrued physician retention	7,051	8,384
Accrued salaries and benefits	6,987	7,339
Deferred income taxes	—	3,202
Accrued interest	685	708
Current maturities of capital lease obligations	32	48
Current maturities of long-term debt	—	109
Other current liabilities	477	536

Total current liabilities	25,390	31,669
Long-term debt, net of current portion	158,270	158,270
Convertible debt	11,980	11,980
Capital lease obligations, net of current portion	62	92
Deferred revenue	6,494	6,903
Other liabilities	1,488	1,000

Total liabilities	203,684	209,914

Commitments and contingencies
Minority interests in consolidated subsidiaries	1,874	1,242
STOCKHOLDERS’ EQUITY:
Common stock	2	2
Treasury stock	(180)	(180)
Additional paid-in capital	15,615	14,210
Retained earnings	13,533	15,064

Total stockholders’ equity	28,970	29,096

Total liabilities and stockholders’ equity	$234,528	$240,252

Radiologix, Inc. Reports Fourth Quarter and FYE 2005 Results

March 9, 2006

Radiologix, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2005	2004	2005	2004
Service fee revenue	$62,120	$55,425	$251,440	$251,291
Costs of operations:
Cost of services	40,060	39,268	160,898	158,613
Equipment lease	3,453	3,655	13,035	17,660
Provision for doubtful accounts	5,386	6,151	19,033	22,337
Depreciation and amortization	5,997	5,516	23,430	22,999

Gross profit	$7,224	$835	$35,044	$29,682

Severance and other related costs	670	—	670	405
Lease termination expense	—	13,948	—	13,948
Corporate general and administrative	3,677	5,134	16,872	18,919
Impairment of goodwill, intangible and long-lived assets	2,241	1,332	2,241	14,558
Gain on sale of operations	—	—	—	(4,669)
Interest expense, net, including amortization of deferred financing costs	4,493	4,581	18,295	18,596

Loss before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	$(3,857)	$(24,160)	$(3,034)	$(32,075)

Equity in earnings of investments	1,040	529	3,928	2,865
Minority interests in income of consolidated subsidiaries	(145)	(152)	(632)	(791)

INCOME (LOSS) BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	$(2,962)	$(23,783)	$262	$(30,001)
Income tax expense (benefit)	(403)	(3,142)	662	(5,848)

LOSS FROM CONTINUING OPERATIONS	$(2,559)	$(20,641)	$(400)	$(24,153)

Discontinued Operations:
Loss from discontinued operations before income taxes	(145)	(1,977)	(1,131)	(13,128)
Income tax expense (benefit)	376	(965)	—	(5,426)

Loss from discontinued operations	$(521)	$(1,012)	$(1,131)	$(7,702)

NET LOSS	$(3,080)	$(21,653)	$(1,531)	$(31,855)

LOSS PER COMMON SHARE
Loss from continuing operations—basic	$(0.12)	$(0.94)	$(0.02)	$(1.11)
Loss from discontinued operations—basic	$(0.02)	$(0.05)	$(0.05)	$(0.35)

Net loss—basic	$(0.14)	$(0.99)	$(0.07)	$(1.46)
Loss from continuing operations—diluted	$(0.12)	$(0.94)	$(0.02)	$(1.11)
Loss from discontinued operations—diluted	$(0.02)	$(0.05)	$(0.05)	$(0.35)

Net loss—diluted	$(0.14)	$(0.99)	$(0.07)	$(1.46)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	22,176,113	21,816,204	22,067,445	21,789,517
Diluted	22,176,113	21,816,204	22,067,445	21,789,517

Radiologix, Inc. Reports Fourth Quarter and FYE 2005 Results

March 9, 2006

Radiologix, Inc.

Reconciliation of Non-GAAP Financial Information

(In thousands)

	For the Three Months Ended December 31,		For the Year Ended December 31,
Reconciliation of Loss from Continuing Operations to EBITDA from Continuing Operations	2005	2004	2005	2004
GAAP: Loss from continuing operations	$(2,559)	$(20,641)	$(400)	$(24,153)
Add: Income tax expense (benefit)	(403)	(3,142)	662	(5,848)
Add: Interest expense, net	4,493	4,581	18,295	18,596
Add: Depreciation and amortization	5,997	5,516	23,430	22,999
Add: Severance and other related costs	670	—	670	405
Add: Lease termination expense	—	13,948	—	13,948
Add: Impairment of goodwill and long-lived assets	2,241	1,332	2,241	14,558
Add: Restricted stock expense	163	—	557	—
Add: Litigation settlement	—	—	—	295
Add: Charges related to contract cancellations	—	—	—	515
Add: Professional fees	—	—	—	—
Add: Gain on sale of operations	—	—	—	(4,669)
Add: Increase in contractual adjustments	—	9,128	—	9,128
Add: Decrease in equity in earnings of unconsolidated affiliates	—	286	—	286

EBITDA from continuing operations	$10,602	$11,008	$45,455	$46,060

Radiologix, Inc.

Reconciliation of Non-GAAP Financial Information, Excluding Terminated Operations

(In thousands)

	For the Three Months Ended December 31,		For the Year Ended December 31,
Reconciliation of Loss from Continuing Operations to EBITDA from Continuing Operations Excluding Terminated Operations	2005	2004	2005	2004
GAAP: Loss from continuing operations excluding terminated operations	$(2,433)	$(20,744)	$(317)	$(24,127)
Add: Income tax expense (benefit)	(404)	(3,131)	491	(5,532)
Add: Interest expense, net	4,493	4,576	18,294	18,421
Add: Depreciation and amortization	5,997	5,514	23,430	22,311
Add: Severance and other related costs	670	—	670	405
Add: Lease termination expense	—	13,948	—	13,948
Add: Impairment of goodwill and long-lived assets	2,241	1,332	2,241	7,347
Add: Restricted stock expense	163	—	557	—
Add: Litigation settlement	—	—	—	295
Add: Charges related to contract cancellations	—	—	—	200
Add: Professional fees	—	—	—	—
Add: Gain on sale of operations	—	—	—	—
Add: Increase in contractual adjustments	—	8,422	—	8,422
Add: Decrease in equity in earnings of unconsolidated affiliates	—	286	—	286

EBITDA from continuing operations excluding terminated operations	$10,727	$10,203	$45,366	$41,976

Radiologix, Inc. Reports Fourth Quarter and FYE 2005 Results

March 9, 2006

Radiologix, Inc.

Reconciliation of Financial Information, Excluding Terminated Operations

(In thousands)

	For the Three Months Ended December 31, 2005
	Radiologix	Terminated Operations	Radiologix Excluding Terminated Operations
Service fee revenue	$62,120	$—	$62,120
Costs of operations:
Cost of services	40,060	127	39,933
Equipment lease	3,453	4	3,449
Provision for doubtful accounts	5,386	(6)	5,392
Depreciation and amortization	5,997	—	5,997

Gross profit	$7,224	$(125)	$7,349

Severance and other related costs	670	—	670
Corporate general and administrative	3,677	—	3,677
Impairment of Goodwill	2,241	—	2,241
Interest expense, net, including amortization of deferred financing costs	4,493	—	4,493

Loss before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	$(3,857)	$(125)	$(3,732)

Equity in earnings of unconsolidated affiliates	1,040	—	1,040

Minority interests in income of consolidated subsidiaries	(145)	—	(145)

LOSS BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	$(2,962)	$(125)	$(2,837)
Income tax expense (benefit)	(403)	1	(404)

LOSS FROM CONTINUING OPERATIONS	$(2,559)	$(126)	$(2,433)

Radiologix, Inc. Reports Fourth Quarter and FYE 2005 Results

March 9, 2006

Radiologix, Inc.

Reconciliation of Financial Information, Excluding Terminated Operations

(In thousands)

	For the Three Months Ended December 31, 2004
	Radiologix	Terminated Operations	Radiologix Excluding Terminated Operations
Service fee revenue	$55,425	$1,285	$54,140
Costs of operations:
Cost of services	39,268	484	38,784
Equipment lease	3,655	6	3,649
Provision for doubtful accounts	6,151	696	5,455
Depreciation and amortization	5,516	2	5,514

Gross profit	$835	$97	$738

Severance and other related costs	—	—	—
Lease termination expense	13,948	—	13,948
Corporate general and administrative	5,134	—	5,134
Impairment of Goodwill	1,332	—	1,332
Interest expense, net, including amortization of deferred financing costs	4,581	5	4,576

Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	$(24,160)	$92	$(24,252)

Equity in earnings of unconsolidated affiliates	529	—	529

Minority interests in income of consolidated subsidiaries	(152)	—	(152)

INCOME (LOSS) BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	$(23,783)	$92	$(23,875)

Income tax expense (benefit)	(3,142)	(11)	(3,131)

INCOME (LOSS) FROM CONTINUING OPERATIONS	$(20,641)	$103	$(20,744)

Radiologix, Inc. Reports Fourth Quarter and FYE 2005 Results

March 9, 2006

Radiologix, Inc.

Reconciliation of Financial Information, Excluding Terminated Operations

(In thousands)

	For the Year Ended December 31, 2005
	Radiologix	Terminated Operations	Radiologix Excluding Terminated Operations
Service fee revenue	$251,440	$968	$250,472
Costs of operations:
Cost of services	160,898	607	160,291
Equipment lease	13,035	36	12,999
Provision for doubtful accounts	19,033	236	18,797
Depreciation and amortization	23,430	—	23,430

Gross profit	$35,044	$89	$34,955

Severance and other related costs	670	—	670
Corporate general and administrative	16,872	—	16,872
Impairment of goodwill, intangible and long-lived assets	2,241	—	2,241
Interest expense, net, including amortization of deferred financing costs	18,295	1	18,294

Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	$(3,034)	$88	$(3,122)

Equity in earnings of unconsolidated affiliates	3,928	—	3,928

Minority interests in income of consolidated subsidiaries	(632)	—	(632)

INCOME BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	$262	$88	$174

Income tax expense	662	171	491

LOSS FROM CONTINUING OPERATIONS	$(400)	$(83)	$(317)

Radiologix, Inc.

Reconciliation of Financial Information, Excluding Terminated Operations

(In thousands)

	For the Year Ended December 31, 2004
	Radiologix	Terminated Operations	Radiologix Excluding Terminated Operations
Service fee revenue	$251,291	$11,898	$239,393
Costs of operations:
Cost of services	158,613	6,084	152,529
Equipment lease	17,660	114	17,546
Provision for doubtful accounts	22,337	2,623	19,714
Depreciation and amortization	22,999	688	22,311

Gross profit	$29,682	$2,389	$27,293

Severance and other related costs	405	—	405
Lease termination expense	13,948	—	13,948
Corporate general and administrative	18,919	—	18,919
Impairment of goodwill, intangible and long-lived assets	14,558	7,211	7,347
Gain on Sale of Operations	(4,669)	(4,669)	—
Interest expense, net, including amortization of deferred financing costs	18,596	175	18,421

Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	$(32,075)	$(328)	$(31,747)

Equity in earnings of unconsolidated affiliates	2,865	114	2,751

Minority interests in income of consolidated subsidiaries	(791)	(128)	(663)

INCOME (LOSS) BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	$(30,001)	$(342)	$(29,659)

Income tax expense (benefit)	(5,848)	(316)	(5,532)

INCOME (LOSS) FROM CONTINUING OPERATIONS	$(24,153)	$(26)	$(24,127)

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